Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Future Cardia, Inc.
910 Woodbridge Court
Safety Harbor, FL 34695
https://www.futurecardia.com/

Up to $2,565,375.00 in Common Stock at $3.00
Minimum Target Amount: $7,500.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Future Cardia, Inc.
Address: 910 Woodbridge Court, Safety Harbor, FL 34695
State of Incorporation: NV
Date Incorporated: June 03, 2022

Terms:

Equity

Offering Minimum: $7,500.00 | 2,500 shares of Common Stock
Offering Maximum: $2,565,375.00 | 855,125 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $348.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering - The Proxy

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus - All previous investors will receive 5% bonus shares.

Time Based:

Extreme Early Bird - Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird - Invest within the first week and receive 15% bonus shares.

Early Bird - Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$1,000+ | Tier 1 - Invest $1,000 and receive 5% bonus shares.

$2,500+ | Tier 2 - Invest $2,500 and receive 7% bonus shares.

$5,000+ | Tier 3 - Invest $5,000 and receive 10% bonus shares.

$10,000+ | Tier 4 - Invest $10,000 and receive 15% bonus shares.

$20,000+ | Tier 5 - Invest $20,000 and receive 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Future Cardia, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus and the Reservations Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Future Cardia is transforming the field of cardiac healthcare with its innovative implantable cardiac monitoring device designed to aid patients suffering from chronic heart failure. This device targets the $40 billion annual healthcare expenditure associated with heart failure hospitalizations, providing a proactive solution to detect and manage deteriorations in cardiac function. With a mission to enhance patient outcomes through continuous, real-time monitoring, Future Cardia's cutting-edge technology empowers healthcare providers to make earlier and more informed interventions.

Business Model

Future Cardia operates at the intersection of medical technology and preventative healthcare. Its revenue model combines device sales to healthcare providers and potential recurring subscription fees for access to its analytics platform. By integrating advanced monitoring technology with robust data analytics, the company delivers actionable insights to physicians and creates value through improved patient management and reduced hospitalization costs.

Intellectual Property

Future Cardia leverages its proprietary technology in implantable monitoring, combining electrocardiogram (ECG) and phonocardiogram (heart sound) data to deliver unparalleled insights into heart failure progression. This dual-diagnostic capability sets its device apart, with patents pending to protect its unique combination of monitoring features and analytics-driven solutions. The intellectual property strategy ensures Future Cardia's innovations remain exclusive and competitive within the cardiac monitoring market.

Competitors and Industry

Competitors

Future Cardia distinguishes itself in a competitive landscape dominated by industry leaders such as Medtronic, Abbott, and Boston Scientific. Unlike competitors who primarily focus on arrhythmia detection or therapeutic interventions, Future Cardia's device uniquely integrates ECG and heart sound analysis, providing comprehensive insights into heart failure. The device's minimally invasive design and exclusive focus on monitoring further set it apart by emphasizing early detection and preventive care.

Industry

The cardiac monitoring industry is experiencing strong growth, driven by advancements in remote monitoring technology and the increasing prevalence of chronic conditions. The global heart failure monitoring market, valued at $7.6 billion in 2023, is projected to grow to $12 billion by 2030, reflecting a compound annual growth rate (CAGR) of 6-8%. Future Cardia is strategically positioned to capitalize on this growth by offering a solution tailored to the demands of remote, continuous cardiac care.

Current Stage and Roadmap

Current Stage

Future Cardia is in the pre-commercialization phase, with its implantable cardiac monitor undergoing regulatory and clinical milestones. The device has been implanted in 39 patients, collecting over 60,000 hours of real-time cardiac data. With a $2 million battery deal secured and FDA 510(k) submission preparation underway, the company believes it is poised for regulatory approval and subsequent market entry.

Future Roadmap

Future Cardia's future roadmap focuses on securing FDA 510(k) clearance by 2025, enabling its commercial launch. The company plans to expand its dataset to over 250,000 hours of cardiac monitoring within two years, enhancing its analytics capabilities. Upcoming product enhancements include integrating an oxygen sensor to broaden monitoring capabilities, solidifying its position as a leader in proactive heart failure management.

The Team

Officers and Directors

Name: Jaeson Bang

Jaeson Bang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Treasurer, Secretary, President, Director
  Dates of Service: May, 2019 - Present
  Responsibilities: As the CEO and Future Cardia, Jae's role is to raise funds via Equity Crowdfunding and from other angels, as well as running the day to day operation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our device. Delays or cost overruns in the development of our device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles,

difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Future Cardia was formed on June 3, 2022. Accordingly, the Company has a limited history upon which an evaluation of its

performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Future Cardia has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jaeson Bang	8,500,000	Common Stock	54.4%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible Note, Convertible Note, Convertible Note, Convertible Note, SAFE, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, SAFE, and Crowd Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 855,125 of Common Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 15,633,147 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The number of shares of Common Stock outstanding excludes:

1. 1,155,000 shares of Common Stock issuable upon the exercise of options issued under our 2020 Equity Incentive Plan, or the 2020 Plan;

2. 1,500,000 shares of Common Stock that are reserved for issuance under the 2020 Plan, which is inclusive of the 1,155,000 shares of Common Stock issuable upon the exercise of the options referred to above that will be issued under the Plan;

3. 70,000 shares of Common Stock issuable upon the exercise of out of plan options;

4. shares of Common Stock issuable upon the conversion of convertible notes in the aggregate principal amount of $641,000; and

5. shares of Common Stock issuable upon the conversion of SAFEs and Crowd Notes in the aggregate purchase price of $417,500.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $10,000.00
Maturity Date: December 29, 2025
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: February 28, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $15,000.00
Maturity Date: May 02, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: May 03, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $120,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $1,666,666.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $30,000.00
Maturity Date: August 12, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $10,000.00
Maturity Date: October 03, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: October 04, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: August 02, 2024
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $176,000.00
Maturity Date: June 30, 2024
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $28,500.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

Crowd Notes

The security will convert into Preferred stock and the terms of the Crowd Notes are outlined below:

Amount outstanding: $269,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Crowd Notes.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Dilution may also occur through the conversion of convertible notes and SAFEs into equity. Convertible notes and SAFEs issued by early-stage companies often include provisions allowing holders to convert their securities into shares of common stock at a "discount" relative to the price paid by new investors. This means these securities holders receive more shares for the same amount of capital. Additionally, convertible notes and SAFEs may feature a "price cap" on the conversion price, effectively setting a ceiling on the share price. In the event of a down round, these provisions can exacerbate dilution for existing shareholders, as convertible note or SAFE holders receive more favorable terms than new investors.

Investors should carefully review the amount of convertible securities issued by the Company, as well as their terms, to understand the potential impact on their holdings. Significant issuance of convertible securities or highly advantageous terms for these investors could lead to increased dilution for equity holders.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $675,000.00
  Use of proceeds: General operations
  Date: May 31, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $6,334,715.00
  Number of Securities Sold: 3,126,224
  Use of proceeds: Research and development, administrative and corporate expenses, and FDA clearance and patent protection.
  Date: June 30, 2022
  Offering exemption relied upon: Regulation A+

- Type of security sold: Convertible Note
  Final amount sold: $90,000.00
  Use of proceeds: General operations
  Date: June 30, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $86,000.00
  Use of proceeds: General operations
  Date: June 30, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: General operations
  Date: February 29, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: General Operations
  Date: December 29, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: General operations
  Date: May 03, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $15,000.00
  Use of proceeds: General operations
  Date: May 02, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: General operations
Date: August 02, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,507,721.40
Number of Securities Sold: 613,748
Use of proceeds: General operations
Date: June 11, 2024
Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
Final amount sold: $200,000.00
Use of proceeds: General operations
Date: January 28, 2022
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: General operations
Date: February 10, 2022
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $30,000.00
Use of proceeds: General operations
Date: August 12, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $10,000.00
Use of proceeds: General operations
Date: October 03, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: General operations
Date: October 04, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $52,734.20
Number of Securities Sold: 17,876
Use of proceeds: General operations
Date: June 11, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,751,155.00
Number of Securities Sold: 589,292
Use of proceeds: General Operations
Date: December 19, 2024
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was 0 compared to 0 in fiscal year 2023.

Due to the Research and Develpment nature of the business operation. As a FDA regulated product, we have first obtain FDA clearance, which is planned for 2025.

Cost of Sales

Cost of Sales for fiscal year 2024 was $0 compared to $0 in fiscal year 2023.

Due to the Research and Develpment nature of the business operation.

Gross Margins

Gross margins for fiscal year 2024 were $0. compared to $0 in fiscal year 2023.

Due to the Research and Develpment nature of the business operation.

Expenses

Expenses for fiscal year 2024 were $4,710,931 compared to $3,574,420 in fiscal year 2023.

Our expenses for 2024 and 2023 were similar as we focused on manufacturing and human implant operation.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently in the research and development, stage and pre-revenue.

We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are finalizing humantesting and will submit our findings to the FDA in 2025 for the purpose of UScommercialization.

Past cash was primarily generated through equity investments. Our goal is to finalize human testing and will submit our findings to the FDA in 2025 for the purpose of US commercialization.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 9th, 2024 the Company has capital resources available in the form of cash in the amount of approx. $595,000 deposited in Bank of America, Silicon Valley Bank and Mercury Bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $2,500,000, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $390,000 for expenses related to Clinical, Technology and Business Operation.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $5,000,000, we anticipate the Company will be able to operate for 13 months. This is based on a projected monthly burn rate of $390,000 for expenses related to Clinical, Technology and Business Operation.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company continues to work with additional future sources of capital including Angel and Venture Capital Investments in the form of Convertible Notes. $44m CAP, 20% Discount, 6% interest rate.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $86,000.00
  Interest Rate: 6.0%
  Maturity Date: June 30, 2026

- Creditor: Convertible Note
  Amount Owed: $90,000.00
  Interest Rate: 6.0%
  Maturity Date: June 30, 2026

- Creditor: Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: August 02, 2026

- Creditor: Convertible Note
  Amount Owed: $10,000.00
  Interest Rate: 6.0%
  Maturity Date: December 29, 2025

- Creditor: Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: February 28, 2026

- Creditor: Convertible Note
  Amount Owed: $15,000.00
  Interest Rate: 6.0%
  Maturity Date: May 02, 2026

- Creditor: Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: May 03, 2026

- Creditor: Convertible Note
  Amount Owed: $30,000.00
  Interest Rate: 6.0%
  Maturity Date: August 12, 2026

- Creditor: Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: October 03, 2026

- Creditor: Convertible Note
  Amount Owed: $10,000.00
  Interest Rate: 6.0%
  Maturity Date: October 03, 2026

Related Party Transactions

- Name of Person: Felipe Sixto
  Relationship to Company: Previous Director
  Nature / amount of interest in the transaction: See detailed description below.
  Material Terms: Felipe Sixto served as a director on our board from June 2024 to December 2024. Before Mr. Sixto became our director on June 20, 2024, Mr. Sixto had made multiple investments in us through Sixto Global Oracle Health Series, LLC ("Sixto Global"), or its affiliate, via convertible notes. On June 20, 2022, pursuant to the automatic conversion clause therein, convertible notes in the aggregate principal amount of $1,355,000 issued to Sixto Global were converted into 870,121 shares of Common Stock of the Company, at a conversion price of $1.60 per share, upon the completion of our previous Regulation A offering on June 20, 2022 where we sold more than $5 million of Common Stock. Thereafter, Sixto Global and its affiliate have purchased additional convertible notes from us. As of December 12, 2024, Sixto Global and its affiliate hold outstanding convertible notes of the Company in the aggregate principal amount of $190,000. Additionally, we launched a new offering under the Regulation CF on June 20, 2024, pursuant to which we are offering a minimum of 16,950 shares of Common Stock for the target offering amount of $50,000, up to a maximum offering amount of $2,500,000. Wefunder Portal LLC is acting as the offering's intermediary, and Future Cardia I, a series of Wefunder SPV, LLC and Future Cardia I EB, a series of Wefunder SPV, LLC are acting as co-issuers. Sixto Global's affiliate, Sixto Global Capital, LLC, is the lead investor in this Regulation CF offering where Sixto Global Capital, LLC has invested $75,000 as of December 12, 2024.

Valuation

Pre-Money Valuation: $46,899,441.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no Preferred Stock outstanding.

In making this calculation, we have <u>not</u> assumed that any outstanding options are exercised or options reserved for issuance are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $641,000 in convertible notes outstanding and $417,500 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $7,500.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $2,565,375.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Clinical Operation
  30.0%
  We plan to use the funds towards the Implant and FDA submission process.
- Research & Development
  30.0%
  R&D Engineering
- Working Capital
  31.0%
  General business operation
- Marketing
  1.5%
  General Marketing

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.futurecardia.com/ (https://www.futurecardia.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/futurecardia

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Future Cardia, Inc.

[See attached]

Future Cardia Inc.
(a Nevada Corporation)

Audited Financial Statements

As of the years ended December 31, 2024 and December 31, 2023

Audited by:

Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Future Cardia, Inc.

Table of Contents

Alice CPA

Independent Auditor's Report

February 18, 2025
To: Board of Directors of Future Cardia Inc.
Attn: Jaeson Bang, CFO
Re: 2024-2023 Financial Statement Audit – Future Cardia Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Future Cardia Inc., which comprise the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Future Cardia Inc. as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Future Cardia Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP. This responsibility includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate the Company's ability to continue as a going concern and to disclose, as applicable, matters related to going concern. Management's evaluation is based on a period of at least 12 months from the date the financial statements are issued, as set forth by Accounting Standards Codification (ASC) Topic 205-40 under U.S. GAAP.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are

appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Future Cardia Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Future Cardia Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
February 18, 2025

Future Cardia, Inc
BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 919,993	$ 2,157,697
Convertible note investment receivable	50,000	-
Due from related party	1,766	
Prepaid expenses	372	3,364
Total Current Assets	**972,131**	**2,161,061**
Property and Equipment		
Computers and equipment	22,206	22,031
Accumulated Depreciation	(6,819)	(3,672)
Net Property and Equipment	**15,387**	**18,359**
Other Assets		
Intangibles, net	43,596	17,611
Total Other Assets	**43,596**	**17,611**
Total Assets	**$ 1,031,114**	**$ 2,197,031**

The accompanying footnotes are an integral part of these financial statements.

(continued on next page)

Future Cardia, Inc
BALANCE SHEETS (CONTINUED)
December 31, 2024 and 2023
(Audited)

	2024	2023
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 544,904	$ 90,346
Accrued expenses	20,154	24,676
Accrued interest	49,307	25,462
Convertible notes payable, short-term	286,000	276,000
Total Current Liabilities	**900,365**	**416,484**
Long-Term Liabilities		
Convertible notes payable, long-term	355,000	10,000
SAFE Agreements	412,106	412,106
Total Long-Term Liabilities	**767,106**	**422,106**
Total Liabilities	**1,667,471**	**838,590**
Stockholders' Equity		
Preferred Stock, $0.00001 par value; 50,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common Stock, $0.00001 par value; 200,000,000 authorized; 13,638,659 shares issued and outstanding	156	136
Additional Paid in Capital	13,578,036	10,905,996
Retained Earnings/ (Accumulated Deficit)	(14,214,549)	(9,547,691)
Total Stockholders' Equity	**(636,357)**	**1,358,441**
Total Liabilities and Stockholders' Equity	**$ 1,031,114**	**$ 2,197,031**

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Revenues	$ -	$ -
Operating Expenses		
Advertising and marketing	30,059	22,526
General and administrative	150,268	140,673
Salaries and wages	263,721	263,383
Research and development	2,459,097	2,771,836
Professional services	1,595,449	96,377
Stock-based compensation	209,190	276,479
Depreciation and amortization	3,147	3,147
Total Operating Expenses	**4,710,931**	**3,574,420**
Other Income		
Dividend income	68,073	-
Interest expense	(24,000)	(17,518)
Interest income	-	89,116
Total Other income (expense)	**44,073**	**71,598**
Net Loss	**$ (4,666,858)**	**$ (3,502,822)**

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Audited)

	Common Stock				Additional Paid in Capital		Retained Earnings/ (Accumulated Deficit)		Total Stockholders' Equity
	Shares		Value ($ par)						
Balance as of December 31, 2022	**13,638,659**	**$**	**136**	**$**	**9,002,522**	**$**	**(6,044,869)**	**$**	**2,957,789**
Ongoing stock sale receipts	-	$	-	$	1,626,995	$	-	$	1,626,995
Vesting of stock options	-	$	-	$	276,479	$	-	$	276,479
Net loss	-	$	-	$	-	$	(3,502,822)	$	(3,502,822)
Balance as of December 31, 2023	**13,638,659**	**$**	**136**	**$**	**10,905,996**	**$**	**(9,547,691)**	**$**	**1,358,441**
Issuance of common stock	1,994,488	$	20	$	2,462,850	$	-	$	2,462,870
Vesting of stock options	-	$	-	$	209,190	$	-	$	209,190
Net loss	-	$	-	$	-	$	(4,666,858)	$	(4,666,858)
Balance as of December 31, 2024	**15,633,147**	**$**	**156**	**$**	**13,578,036**	**$**	**(14,214,549)**	**$**	**(636,357)**

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net loss	$ (4,666,858)	$ (3,502,822)
Adjustments to reconcile net loss to net cash used in operations:		
Accrued interest	23,845	17,518
Depreciation and amortization	3,147	3,147
Stock-based compensation	209,190	276,479
Changes in operating assets and liabilities:		
Stock receivable	-	1,335
Due from related parties	(1,766)	-
Prepaid expenses	2,992	(1,099)
Accounts payable	454,558	17,475
Accrued expenses	(4,521)	(13,588)
Net cash used in operating activities	**(3,979,413)**	**(3,201,555)**
Cash Flows from Investing Activities		
Purchase of equipment	(175)	-
Purchase of intangibles	(25,985)	(15,480)
Net cash used in investing activities	**(26,160)**	**(15,480)**
Cash Flows from Financing Activities		
Issuance of convertible notes	305,000	10,000
Issuance of common stock	2,462,870	-
Ongoing stock sale receipts	-	1,626,995
Net cash used in financing activities	**2,767,870**	**1,636,995**
Net change in cash and cash equivalents	**(1,237,704)**	**(1,580,039)**
Cash and cash equivalents at beginning of year	2,157,697	3,737,737
Cash and cash equivalents at end of year	**$ 919,993**	**$ 2,157,698**
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Oracle Health, Inc (the "Company") was incorporated as a Delaware corporation, on May 9, 2019. The Company is a healthcare technology company that is developing a digital cardiac monitor. The Company's product will utilize certain proprietary research carried out by Jaeson Bang, its founder.

On June 3, 2022 Oracle Health, Inc of Delaware merged with Oracle Health Inc. of Nevada and operations continued under the Nevada entity.

On July 15, 2022 the Company changed its name to Future Cardia, Inc.

Throughout this report, the terms "our", "we", "us", and the "Company" refer to Future Cardia, Inc. (formerly known as Oracle Health, Inc.)

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $14.2 million as of December 31, 2024. All of these factors are integral to the Company's ability to continue as a going concern.

The Company believes it has sufficient capital to continue as a going concern for the next 12 months. Additionally, Company management is in the process of raising additional funding. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through March 7, 2026, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant estimates used in the preparation of the accompanying financial statements include the estimate of valuation of stock-based compensation, and valuation allowances against net deferred tax assets.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the

United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses with balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has cash and cash equivalents as of December 31, 2024 and 2023 amounting to $919,993 and $2,157,697, respectively.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheet. The Company has prepaid expenses as of December 31, 2024 and 2023 amounting to $372 and 3,364, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the statements of operations.

Depreciation is provided using the straight-line method, based on useful lives of the equipment which is seven years.

Intangible Assets

Patents are amortized over the estimated economic useful life of 15 years. The Company's management regularly reviews the carrying value of these assets for impairment and decline in value. Management believes that no impairment exists with respect to these assets as of December 31, 2024 and 2023.

Accounts Payable

Accounts payable represent amounts due to vendors and service providers for goods and services received in the ordinary course of business. These liabilities are recorded at their invoiced amounts and are typically settled within standard payment terms. The Company evaluates accounts payable for any disputes or adjustments and records them accordingly. The Company has accounts payable amounting to $544,904 and $90,346 as of December 31, 2024, and 2023, respectively.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued expenses amounting to $20,154 and $24,676 as of December 31, 2024, and 2023, respectively.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Revenue Recognition

Revenues are recognized when control of promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of the revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company is pre-revenue and has not received consideration for any future sales.

Advertising

The Company expenses advertising costs as they are incurred. For the years ended December 31, 2024 and 2023, the Company has incurred advertising and marketing expenses amounting to $30,059 and $22,526, respectively.

Research and Development Costs

Research and development costs are expensed when incurred. For the years ended December 31, 2024 and 2023, the Company has incurred research and development cost amounting to $2,459,097 and $2,771,836, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employes under ASC 718, Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company recognizes stock-based compensation for all share-based payment awards made to employees based on the estimated fair values using the Black-Scholes option pricing model.

Non-employee stock-based compensation is accounted for based on the fair value of the related stock or options. The fair value of options to be granted are estimated on the date of each grant using the Black-Scholes option pricing model and amortized ratably over the option's vesting period, which approximates the service period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 718. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credit to additional paid-in capital.

Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance. A requirement of the authoritative guidance is that deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax bases of assets and liabilities using the current enacted tax rate to be in effect when the taxes are actually paid or recovered.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are not recorded as a tax benefit or expense in the current year.

Management has analyzed all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by taxing authorities. The Company has no tax examinations in progress.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Simple Agreement for Future Equity (SAFE)

On May 6, 2019, the Company entered into a SAFE Agreement with its CEO for proceeds of $30,000 which was outstanding and reflected as a long-term liability as of December 31, 2024 and 2023. See Note 5.

Employment Agreement

The Company entered into an employment agreement with its CEO, which includes an annual base salary of $250,000.

NOTE 4 – INTANGIBLE ASSETS

The Company has capitalized legal fees related to the application of its patent for intellectual property.

All legal fees capitalized will be amortized over the length of the patent when issued. The Company expects the patent to be issued in 2025 and amortization to commence.

Intangible assets consisted of the following as of December 31, 2024 and 2023:

	2024	2023
Patents	$ 43,596	$ 17,611
Less: accumulated amortization	(0)	(0)
Net Intangibles	$ 43,596	$ 17,611

Costs to renew or extend the term of intangible assets are capitalized as incurred and amortized over the revised useful life. Amortization expense for the years ended December 31, 2024 and 2023 was $0. Future annual amortization expense to be determined upon the patent issuance.

NOTE 5 - NOTES PAYABLE

Convertible Notes Payable

On February 21, 2020, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 5% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 12, 2020, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 25, 2020, the Company issued a convertible promissory note in exchange for $50,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $530,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On January 28, 2022 the Company issued convertible promissory notes in exchange for $350,000. The convertible notes bear an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On February 10, 2022, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On May 4, 2022, the Company issued a convertible promissory note in exchange for $675,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On June 20, 2022, the above $2,205,000 of convertible promissory notes and $91,506 of accrued interest were converted into 1,971,354 shares of Common Stock.

On June 30, 2022, the Company issued convertible promissory notes in exchange for $176,000. The convertible notes bear an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

On August 2, 2022, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

As of December 31, 2022, $276,000 of convertible promissory notes were outstanding, with accrued interest of $7,495.

On December 29, 2023, the Company issued a convertible promissory note in exchange for $10,000. The convertible note bears an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

As of December 31, 2023, $286,000 of convertible promissory notes were outstanding, with accrued interest of $25,462.

In 2024, the Company issued additional convertible promissory notes totaling $355,000. These convertible notes bears an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due. The Company also has recorded a convertible note investment receivable amounting to $50,000 related to proceeds from convertible note not yet collected as of December 31, 2024.

As of December 31, 2024, $641,000 of convertible promissory notes were outstanding, with accrued interest of $49,307.

Future principal repayments are as follows for the years ending December 31,

2025	$	286,000
2026 and thereafter		355,000

The above outstanding convertible notes payable will convert under certain pre-defined condition such as a Qualified Equity Financing or Change of Control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Next Round Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

SAFE Agreements

During the period from May 9, 2019 (inception) through December 31, 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the bolder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe price (price per share equal to the valuation capitalization divided by the total capitalization of the Company); and (ii) the basis for any dividend rights, which will be based on the convcrsi-0n price. The number of shares issued to the holder is determined by either (I) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation capitalization (ranging from $1,666,666 and

$5,000,000); or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to tl1e valuation cap divided by the total capitalization of the company immediately prior to an equity financing event Total capitalization of the company includes all shares of capital stock issued and -Outstanding and outstanding vested and unvested options as :if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion 10 their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2024 and 2023, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company has $412,106 SAFE obligations outstanding as of December 31, 2024 and 2023, which includes a SAFE obligation for $30,000 to our Chief Executive Officer, with valuation caps ranging from $1,666,666 and $5,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statements of operations. The Company has determined that the fair value at the date of issuance, and as of December 31, 2023, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the years ended December 31, 2024 and 2023.

NOTE 6 – STOCKHOLDERS' EQUITY

Preferred stock

As per our Amended and Restated Certificate of Articles of Incorporation dated October 22, 2020, we are authorized to issue up to 50,000,000 shares of preferred stock Our certificate of incorporation authorize our board of directors to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other right; that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire or of discouraging a third party from attempting to acquire, a majority of our outstanding, voting stock.

As of December 31, 2024 and 2023, no shares of preferred stock had been issued.

Common stock

Under our Amended and Restated Certificate of Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of $0.00001 par value Common Stock. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

During 2023, the Company offered for sale its common stock at $2.95 per share (the 2023 Offering"). As of December 31, 2023, the Company received $1,626,995 in stock sale receipts. Upon the close of the 2023 offering total shares purchased will be calculated and issued.

During 2024, the Company issued 1,994,488 common shares. The Company's issued and outstanding common stock count as of December 31, 2024 and 2023 were 15,633,147 and 13,638,659, respectively.

NOTE 7 - STOCK OPTIONS

In 2020, the Board of Directors adopted the 2020 Equity Incentive Plan ("the Plan"). The Plan provides for the grant of equity awards to employees and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 1,500,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

During 2023, the Company granted 85,000 stock options under the Plan to four employees. The granted options had an exercise price of $2.00 and $2.95 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and vesting over a twenty-four month period. The total grant date fair value of options granted was $184,814.

During 2024, the Company granted 130,000 stock options under the Plan to six employees. The granted options had an exercise price of $2.95 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and vesting over a twenty-four month period. The total grant date fair value of options granted was $289,885.

The following is a summary of outstanding stock options issued:

	Number of Options	Weighted Average Exercised Price
Outstanding, December 31, 2022	1,050,000	$ 1.06
Granted	85,000	2.22
Exercised	-	-
Forfeited/Cancelled	(80,000)	2.00
Outstanding, December 31, 2023	1,055,000	$ 1.08
Granted	130,000	2.95
Exercised	-	-
Forfeited/Cancelled	-	-

Outstanding, December 31, 2024	1,185,000	$	1.62

Stock option expense recognized for the years ended December 31, 2024 and 2023 was $209,190 and $276,479, respectively. Unamortized stock compensation remaining as of December 31, 2024 and 2023, were $268,174 and $113,688, respectively.

The stock options were valued using the Black-Scholes pricing model as indicated below:

Expected life (years)	1.31-6.13
Risk-free interest rate	1.63-4.78
Expected volatility	176.58-188%
Annual dividend yield	0

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

NOTE 8 – INCOME TAXES

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income in the applicable tax jurisdictions. In assessing the realizability of the deferred tax assets, the Company considered all positive and negative evidence available for all relevant jurisdictions and determined that it is more likely than not that all of the deferred tax assets will not be realized. The Company's cumulative losses since inception represent sufficient negative evidence to require a full valuation allowance in 2024 and 2023. The Company will maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

Deferred tax assets as of December 31, 2024 and 2023, as summarized as follows:

	2024	2023
Deferred tax assets:		
Net operating loss and tax credit carryforward	$ 3,478,420	$ 2,340,600
Deferred tax liabilities:		
Depreciation and amortization	(3,800)	(4,500)
Less: Valuation allowance	(3,474,620)	(2,336,100)
Deferred tax assets, net	$ -	$ -

A reconciliation of the income tax rate to the Company's effective tax rate is as follows:

Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	3.5%
Allowance valuation	(24.5)%
Income tax provision	0 %

On December 31, 2024, the Company has federal net operating loss carryforwards of approximately $14.2M. As a result of the 2017 Tax Cuts and Jobs Act, federal net operating losses generated for tax years starting after December 31, 2017, have an indefinite life.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space on a month-to-month basis. The monthly payments are approximately $500.

Legal

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through February 18, 2025, the date on which the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF FUTURE CARDIA

Voice of the Heart

Future Cardia is a pre-market med-tech company, pioneering deeply analytical implantable cardiac monitors. With 39 devices successfully implanted, the company has collected over 60,000 hours of cardiac data. Backed by Stanford StartX and Johnson & Johnson's JLABS, we're moving toward commercialization.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Future Cardia
VOICE OF THE HEART
Cardiac Monitoring System
FUTURE CARDIA
Stanford
StartX Med
Johnson & Johnson
JLABS
*This product is not yet available for purchase and requires review and clearance before being marketed or sold.

$1,205,026.28 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

REASONS TO INVEST

- Deep Analytical Monitoring: Future Cardia's implantable device delivers continuous, real-time cardiac monitoring, offering early detection and intervention.

- Market Potential: The global cardiac monitoring market is valued at over $65B, with predicted growth driven by increasing demand for real-time, remote care solutions.

- Strong Team: Traction: With $14M raised from 10,000+ investors, a top-tier team with 200 years of combined expertise (Medtronic and Stanford) and 60,000+ hours of data collected.

TEAM



Jaeson Bang • Founder, CEO, Director, Secretary, Treasurer
Cardiology & medtech startup trailblazer. 20+ years of experience in clinical, business and tech operations at Silicon Valley startups as well as Medtronic and Abiomed. $13M raised from angel investors. Northwestern University, Kellogg School of Management MBA.
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Anatoly Yakovlev, PhD • Data Scientist
Biomedical engineer & AI maestro. Neuro-modulations and machine learning expert. Leading AI innovations at Oracle (NYSE: ORCL). Stanford University PhD.
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Adam Gullickson • VP of Operations
Medtech leader & regulation guru. R&D, manufacturing, quality, and regulatory expert with 21 years experience. Specializes in navigating regulatory pathways to lead teams to market. University of Minnesota, Biomedical Engineering.

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Steve Zielinksi • VP of Systems Engineering and Software
Medical device R&D veteran. 20+ years of experience. Expert in systems development and AI applications. Led the development of Coloplast's first active implantable neuromodulation device. University of Minnesota BEE, University of St. Thomas MSDD.
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Dimitrios Georgakopoulos, PhD • Science Advisor
Heart health expert & seasoned medtech scientist. 25+ years of expertise in heart failure and cardiac hemodynamics. Former Chief Science Officer at Sunshine Heart Inc. (NASDAQ: SSH). Johns Hopkins University PhD.
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Dr. Dan Burkhoff, MD PhD • Medical Advisor
World-renowned cardiologist & scientist. Leader in heart failure and medtech startups with multiple exits. Former VP at Heartware ($1.2B acquisition by Medtronic). Columbia University MD PhD.
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Dr. Kevin Heist, MD PhD • Medical Advisor
Leading cardiologist & electrophysiology, currently Associate Professor at Harvard Medical School Special focus on treating cardiac arrhythmias at Mass General Hospital in Boston. Stanford University MD PhD.

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THE PITCH

Future Cardia: Voice of the Heart

Future Cardia is transforming cardiac care with an deeply analytical, implantable monitoring device that offers real-time, continuous heart monitoring. Designed to provide continuous monitoring for patients with chronic cardiac conditions such as heart failure, Future Cardia aims to radically improve patient outcomes by collecting comprehensive cardiac data.

Relationships & Affiliations

Stanford StartXMed | Sand Hill Angels | Johnson & Johnson INNOVATION | JLABS

Our Notable Angel Investors



Larry Lawson

A pioneer in remote cardiac monitoring, achieved a $1.4B exit to Boston Scientific in 2023.



Dr. Jean Tamby, MD

Former VP of Clinical Science for Heart Failure at MyoKardia with a $13B exit to Bristol Meyer.



Lars Lettonoff

Accomplished cybersecurity executive who successfully led a startup to a successful IPO and a $4.6 billion acquisition.



Dr. Steven Chang, MD

World-renowned brain surgeon and professor of neurosurgery at Stanford University School of Medicine.



Peter Boyd

Founder of a heart failure startup with a $100M exit to Edwards Lifesciences. Holds a JD and MBA from the University of Virginia.



Revolutionary Cardiac Monitoring Device
Early detection of heart failure progression
Reduced hospitalization risk
Improved patient quality of life
Cost-effective healthcare solution

**This product is not yet available for purchase and will need to undergo the necessary review and clearance process prior to being marketed or sold.*

Future Cardia offers a revolutionary cardiac monitoring device designed to revolutionize the way heart failure is managed. Our minimally-invasive device **provides continuous, real-time data**, enabling early detection of potential complications and proactive interventions. We believe this can help to reduce unnecessary hospitalizations, lowers healthcare costs, and significantly enhances patient outcomes.

The Future Cardia team has **over 200 years of combined expertise with a team of experts from Medtronic, Boston Scientific, Stanford. As a Stanford StartX company JLABS, member of Johnson and Johnson's JLABS**, and **backed by Sand Hill Angels** (SweetGarden, Ro, Masterclass, Parsley Health), we've **raised $14 million**, and have **over 60,000 hours of data collected from 39 patients**, Future Cardia is advancing towards its plan for commercialization.

THE PROBLEM & OUR SOLUTION

A Comprehensive Heart Failure Monitoring Solution

Heart disease, heart failure, and cardiac arrhythmia affect billions globally, **costing over $40 billion annually**[x,x]. These complex and challenging conditions cause the heart muscle, responsible for pumping blood throughout the body, to gradually lose its strength and efficiency– leading to weakened heart muscle, fluid accumulation in lungs, and frequent hospitalizations. Current monitoring methods are limited, invasive, and costly, leaving a gap in proactive cardiac care. The absence of remote heart failure monitoring solutions hinders patients and healthcare providers from effectively managing emergencies.[x,x]



Weakened Heart Muscles
Fluid Accumulation in Lungs
Frequent Hospitalization
A $40B/Year Problem
Cardiac Arrhythmia and Heart Failure are one of the biggest healthcare problems.

Sources: Cardiovascular Business, Springer

Future Cardia is redefining cardiac monitoring with a simple, two-minute implant procedure that transforms heart health management. This innovative, under-the-skin device combines simplicity, precision, and high patient compliance, **offering a long-term solution that we believe exceeds the accuracy of wearables and other cardiac devices**.

Our analytical platform provides real-time monitoring and management of heart conditions, setting a new standard for personalized care. Using multi-sensor technology, the device continuously gathers critical data, enabling remote monitoring and timely interventions– detecting early signs of potential issues, allowing physicians to deliver preventative care before symptoms arise.



Future Cardia Features
Class II, 510K device with a short regulatory process, with an existing insurance coverage.
2 year battery for long-term monitoring solution
Longest, most comprehensive cardiac data to date
Commonly used insertion procedure
DATA Driven Monitoring

**This product is not yet available for purchase and will need to undergo the necessary review and clearance process prior to being marketed or sold.*

Our device connects to a patient's smartphone, which securely transmits data to our cloud-based system. Clinicians can access this data through a secure web portal, supporting comprehensive, real-time patient care. Future Cardia monitors three key metrics: **the heart's electrical activity (ECG), heart and lung sounds, and patient movement**. As the system collects more data, the AI's accuracy improves, delivering even better cardiological insights.

THE MARKET & OUR TRACTION

A Stanford StartX Company & Member of Johnson and Johnson's JLABs

The heart failure monitoring market is experiencing significant growth due to the rising prevalence of heart disease, advancements in technology, and a shift towards preventive healthcare. With a total addressable market estimated to **exceed $117 billion by 2032**[X], there's a substantial opportunity for Future Cardia to make a significant impact.

Our Market

Heart Failure Monitoring Market

Market Size:

~$7.6 Billion

in 2023, is projected to grow at a CAGR of 14.6% from 2024 to 2030

Implantable Cardiac Monitoring Market

Market Size:

$914 Million

in 2023, projected to grow to $1.6 billion by 2031 (CAGR: 6.6%)

Remote Cardiac Monitoring Market

Market Size:

$3.42 Billion

in 2023, expected to grow to $9.75 billion by 2033

Chronic Disease Management Market

Market Size:

$4.9 Billion

in 2021, projected to reach $14.9 billion by 2031

Sources: Grand View Research, Transparency Market Research, Precedence Research, Allied Market Research

Future Cardia is a pioneering medical device company dedicated to transforming heart failure management through innovative, minimally invasive technology. We've achieved significant milestones, including: **successfully implanted devices in 39 patients in clinical trials** and collaborating with leading healthcare organizations and industry experts to prepare us for FDA 510(k) submission, a crucial step towards market entry. Not to mention, we're **backed by over 10,000 investors** and have **raised $14 million to date**. As a Stanford StartX company and a member of Johnson & Johnson's JLABS, we believe we're at the forefront of medical innovation.

Our Milestones

Idea to patient implants in 3 years


FUTURE CARDIA
ViSion MDL: FC-MX
S/N - FC23001
9JJZZZZZ

$14M Raised to date

Preparing for **FDA 510K Submission**

70,000+ Hours of cardiac data collected for deep analytics

39 Successful human implants

10,000+ investors participated in five equity crowdfunding campaign platforms

**This product is not yet available for purchase and will need to undergo the necessary review and clearance process prior to being marketed or sold.*

WHY INVEST

Invest in a Future of Proactive Cardiac Care

Invest in a future of proactive cardiac care and help us bring the mission of Future Cardia to life. We believe our innovative technology, backed by a strong team and significant market potential, has the potential to transform heart health for millions living with chronic heart diseases.

Join us in revolutionizing heart health and making a tangible difference in the world.

Invest Now and Be a Part of the Future of Cardiac Care.


Reasons to Invest
$14M raised by notable angel investor group and equity crowdfunding
200 years of combined expertise with multiple exits and two IPO
A Stanford StartX company, a member of Johnson and Johnson's JLABS
Our Partners
Sand Hill Angels
Johnson&Johnson INNOVATION
JLABS
Stanford University
StartX Med

Explore More Investment Opportunities in Biotech & Pharma on StartEngine!

Looking for more investment options in the Biotech & Pharma space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
910 Woodbridge Court
Safety Harbor, FL 34695

WEBSITE
View Site

Future Cardia is a pre-market med-tech company, pioneering deeply analytical implantable cardiac monitors. With 39 devices successfully implanted, the company has collected over 60,000 hours of cardiac data. Backed by Stanford StartX and Johnson & Johnson's JLABS, we're moving toward commercialization.

TERMS

Future Cardia

Overview

PRICE PER SHARE
$3

VALUATION
$46.9M

DEADLINE
Jun. 26, 2025 at 6:59 AM UTC

FUNDING GOAL
$7.5K - $2.57M

Breakdown

MIN INVESTMENT
$348

OFFERING TYPE
Equity

MAX INVESTMENT
$2,565,375

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
2,500

MAX NUMBER OF SHARES OFFERED
855,125

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,031,114	$2,197,031
Cash & Cash Equivalents	$919,993	$2,157,697
Accounts Receivable	$0	$0
Short-Term Debt	$900,365	$416,484
Long-Term Debt	$767,106	$422,106
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$4,666,858	-$3,502,822

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering - The Proxy

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus - All previous investors will receive 5% bonus shares.

Time Based:

Extreme Early Bird - Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird - Invest within the first week and receive 15% bonus shares.

Early Bird - Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$1,000+ | Tier 1 - Invest $1,000 and receive 5% bonus shares.

$2,500+ | Tier 2 - Invest $2,500 and receive 7% bonus shares.

$5,000+ | Tier 3 - Invest $5,000 and receive 10% bonus shares.

$10,000+ | Tier 4 - Invest $10,000 and receive 15% bonus shares.

$20,000+ | Tier 5 - Invest $20,000 and receive 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Future Cardia, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus and the Reservations Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

ALL UPDATES

04.16.25

EU Clinical Testing Completed



Dear Investors and Supporters,

Thanks to your continued support, we successfully completed our **ECG validation testing in Europe.**

In an unprecedented effort, we designed and developed an external ECG recorder in under four months to conduct this **comparative study** against our implanted device.

This achievement marks a **critical milestone**—demonstrating not only our technical agility but also our ability to execute quickly across borders.

We are now preparing to bring this success back to the **U.S. for final testing in May.**

A heartfelt thank you to all of you who made this possible.

Onward,

Jae B

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.12.25

Heart Failure Society - Future Cardia


HFSA
HEART FAILURE SOCIETY OF AMERICA

Subcutaneous sensors for monitoring congestion and to reduce heart failure hospitalisations – a viable middle ground between deep implantable intravascular monitoring devices and wearable technologies?

Dear Investors and Supporters,

We're excited to share that we've submitted our initial findings to the **Heart Failure Society of America (HFSA).**

This is a significant milestone, as our work will now be reviewed by the **leading physicians and thought leaders shaping the future of heart failure care.**

The HFSA is a respected, multidisciplinary organization dedicated to improving heart failure outcomes through education, research, innovation, and collaboration.

Its members include physicians, scientists, nurses, pharmacists, and patients—**uniting all key voices in the fight against heart failure.**

Thank you for being part of this journey.

Jae B

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.11.25

Future Cardia - IEEE


Celebrating 140 Years of Advancing Technology for Humanity
Nikola Tesla
Guglielmo Marconi
Edith Clarke
Jay W. Forrester
Grace Hopper
Mildred S. Dresselhaus
Martin Cooper
Raj Rajkumar
Ayanna Howard
1880
1900
1920
1940
1960
1980
2000
TODAY
TOMORROW
Thomas Edison
Charles Steinmetz
Lee De Forest
Vladimir Zworykin
Vinton G. Cerf
Morris Chang
Dorothy Stanley
Nita Patel
Gloria Washington


ECG Data
Tri Axial
Acceleration
+Y (H)ead
-Z (P)osterior
-X (R)ight
+X (L)eft
+Z (A)nterior
-Y (T)oes
40 Second Raw Recording
ECG [mV]
X [mg]
Y [mg]
Z [mg]
Time [s]

Hello StartEngine Investors and Supporters,

Today, we're proud to share that we've officially submitted our **technological findings to IEEE**—the world's largest technical professional organization dedicated to advancing technology for the benefit of humanity.

This milestone reflects the strength and maturity of our innovation.

IEEE is globally recognized for its rigorous standards, **influential publications, and commitment to technological excellence.**

It's a tremendous honor for us to be operating at this level.

Thank you for your continued support on this journey.

Best regards,

Jae B

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.08.25

ECG Testing in Europe



Dear Investors and Supporters,

I'm currently in Croatia to kick off our **ECG validation testing**—a brief, 1-hour protocol designed to compare data from our implanted device.

We're fortunate to already have 39 patients contributing to our **data analytics efforts**, and this milestone is a direct result of your continued support.

This work is part of our FDA submission, and I want to extend my deepest thanks to all of you. Your backing has allowed us to move quickly and stay agile in executing our vision.With gratitude,

Jae B

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.04.25

Sandhill Angels and Future Cardia

Investors and Supporters,

I want to share why having Sand Hill Angels on board is such a p**owerful milestone for Future Cardia.**

This isn't just a respected angel group—they're a tight-knit **team of experienced medtech** operators and entrepreneurs who get it.

Many of them have lived through what we're building: navigating FDA pathways, clinical trials, and scaling in a highly regulated space.

They invested not just in our tech, but **in our mission**—to change how heart failure is monitored and managed. From day one, they've offered hands-on support, helping shape our strategy and opening doors that matter.

In a space where trust and expertise are everything, having Sand Hill Angels behind us sends a strong signal: we're building something real, and we're not doing it alone.Grateful to have them with us on this journey.

Warmly,

Jae B

Founder & CEO, Future Cardia

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.02.25

Why I Dropped Out of Y Combinator


1:50
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Welcome Jaeson,
There are over 5,000 YC founders here, and you're one of them. This is a quick shot at trying to show you some important things right up front.
To Do's:
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Reminder: Group Preview Day this Friday
Tuesday June 22, 2021

Why I Dropped Out of Y Combinator?

This is a question I get asked a lot. Some people are shocked. A few even get a little upset—until they hear the full story.

It was the summer of 2021. We were in the earliest stage—just an idea, with a few promising bench tests.

But two pivotal things happened almost back-to-back.

First, a super angel stepped in with a bold investment. There was no product, no traction—**just belief.**

He backed me, and the vision, at a stage when most wouldn't even take the meeting. His support wasn't just financial—**it was deeply personal.**

Then, two weeks later, we got accepted into YC. It was a huge moment.

I was thrilled.

But their offer came with standard terms—at a valuation far lower than what we'd just closed.

On paper, maybe it made sense. **But in my gut, it didn't feel right.**

The gap was too big. I couldn't just turn around and tell the person who had trusted me with his time, capital, and conviction that his belief was suddenly worth less—just because YC had a template.

So I made the hard call. **I chose loyalty over prestige.**

I stepped away from YC—not because I didn't value it, but because I couldn't ignore the person who gave me a real shot when it counted.

I've never regretted that decision (most of the time - haha).

Jae B

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.29.25

Heart Failure - a $40B Year Problem. Part Three

Hello StartEngine Investors and Supporters,

Many of our existing investors already understand the critical nature of heart failure, but I wanted to highlight a few key data points that underscore just how significant—and urgent—this problem is.

💸 **3. Economic Impact**

Current CostsAnnual direct costs of heart failure in the U.S. range from **$39.2 billion to $60 billion**, driven by hospitalizations, medications, and long-term care.

Future Projections

By 2030, total U.S. heart failure costs are expected to exceed **$70 billion**, creating immense pressure on our healthcare system and payors.

Hospitalization Expenses

Each heart failure–related hospital stay costs between **$10,737 and $17,830 on average**, making re-hospitalizations one of the most expensive and preventable burdens.

Source:

https://pmc.ncbi.nlm.nih.gov/articles/PMC9031347/?utm_source=chatgpt.com

Thank you.

Jae B

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.27.25

Heart Failure - a $40B Year Problem. Part Two

Hello StartEngine Investors and Supporters,

Many of our existing investors already understand the critical nature of heart failure, but I wanted to highlight a few key data points that underscore just how significant—and urgent—this problem is.

⚠️ **3. Mortality Rates**

Heart failure contributes to ~36% of all cardiovascular disease deaths, highlighting its widespread role in the broader spectrum of heart-related fatalities.

Source:

https://hfsa.org/patient-hub/heart-failure-facts-information?utm_source=chatgpt.com

Heart failure is one of the largest and fastest-growing drivers of healthcare expenditure in the U.S., and the need for proactive monitoring solutions is greater than ever.Thank you for your continued support.

Best regards,

Jae B

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.26.25

Heart Failure - a $40B Year Problem. Part One


HF
The lifetime risk of heart failure is 1 in 4 people.

Hello StartEngine Investors and Supporters,

I wanted to highlight a few key data points that underscore just how significant—and urgent—this problem is.

💔 **1. Prevalence and Incidence**

-6.7 million Americans over age 20 currently live with heart failure.

-projected to rise to 8.7 million by 2030, 10.3 million by 2040, and 11.4 million by 2050.

📈 **2. Lifetime Risk is Rising**

-The lifetime risk of developing heart failure has now reached 24%—that's 1 in 4 individuals.

Source:

https://onlinejcf.com/article/S1071-9164%2824%2900232-X/fulltext?utm_source=chatgpt.com

Heart failure is one of the largest and fastest-growing drivers of healthcare expenditure in the U.S., and the need for proactive monitoring solutions is greater than ever.

Best regards,

Jae B

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.21.25

Why I started Future Cardia



Dear StartEngine Investors,

After two decades in the implantable cardiac device space, **I left it all to start Future Cardia** because I hated seeing patients go through 6–8 hour experimental surgeries without knowing if it would actually help.

These are some of the most vulnerable people—not in the hospital, where they have great doctors and nurses looking after them, but at home, where no one is watching.

I started my career selling pacemakers and defibrillators, then worked at Abiomed with cardiogenic shock patients, and joined two heart failure startups.

Over the years, I kept seeing the same problem: **once patients leave the hospital, they're on their own.**

The goal is simple—build a small, quick implant that keeps an eye on patients **at home, where they actually need it.**

If we can catch problems early, we can keep them out of the hospital and give them a better shot at staying healthy.

And this is a $40B problem.

My goal is to bring **value to patients, physicians... and you, the investors.**

Thank you.

Jae B

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

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Members get an extra 10% shares in addition to rewards below!

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JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

IG

Ivan Gonzalez Lopez
a day ago

Do you have utility patents on your technology? What prevents the two giant corporations, Medtronic (LinQ) and Boston Scientific (Lux), from developing a variation of their current established devices to perform the same monitoring as Future Cardia and take over most of the heart failure monitoring market?

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1 0

JB

Jaeson Bang
an hour ago

Hello Ivan,

IP – We've filed two patent families and are currently working with the USPTO to finalize them. We have not received patents yet.

What Prevents Others:
As with any competitive environment, there's no way to prevent others from entering. Medtronic, Boston Scientific, and Future Cardia all have their own technologies that ultimately aim to achieve similar outcomes. For example, pacemakers and defibrillators from different companies may vary in design but serve the same purpose in the end.

Given enough time, money, and motivation, anyone can try to build anything. Our edge, however, is in being a focused startup identifying and addressing a clear market gap.

That's often why acquisitions happen—large companies prefer to acquire rather than spend years and massive resources building internally.

Hope this helps.
Jae B

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0

EV

Elizabeth Versace
23 days ago

To what extent does the success of the company rely on Medicare approval for the use of the device in senior citizens?

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1 0

JB

Jaeson Bang
23 days ago

Hi Elizabeth,

Your question touches on one of the most important aspects of our business. I'd say that 100% of our success depends on insurance coverage.

Our key strength is that we're a fast follower to an existing device—Medtronic LINQ—which already benefits from an established reimbursement pathway (CPT 33285).

Any company lacking insurance coverage faces massive hurdles that can take many years and millions of dollars to overcome. We are very fortunate that path is already paved for us.

Best,
Jae B

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0

EG

Edwin Gutierrez
a month ago

How secure is the data? what is your plan on making sure it does not get manipulated by hackers?
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1 0

JB

Jaeson Bang
a month ago

Hi Edwin,

All FDA-regulated medical devices must adhere to strict guidelines.

Our data security framework is built on industry best practices and regulatory compliance standards, including:

End-to-End Encryption – Protects data in transit and at rest
Tamper-Proof Architecture – Ensures data integrity and prevents unauthorized modifications
Access Controls **–** Strict role-based access and authentication measures
Regular Security Audits **–** Ongoing assessments to identify and mitigate risks
Regulatory Compliance – Fully aligned with HIPAA, GDPR, and FDA cybersecurity guidelines

Hope this helps.

Thank you.
Jae B
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0

RH

Ryan Hoover
2 months ago

Hello,

I am very interested is this, but I am curious what sets this product apart from an established cardiac monitor like Medtronic's LINQ?

Also, can you elaborate at all on what you mean in the "about" section that your backed by companies such as JnJ and the role they play?

Thanks so much! Keep up the great work
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4 0

JB

Jaeson Bang
a month ago

Hi Ryan, Thank you for your kind words.

Our goal is to compete with the currently available Insertable Cardiac Monitors (LINQ, LUX-Dx, Jot Dx) in the AFIB monitoring space. It's an ultra-competitive market, but with only three key players. We believe we offer superior wireless connectivity and clearer ECG. However, markets—including this one—don't move solely on features.

What truly makes an impact is delivering real clinical and business value to patients and physicians. To achieve this, we will have dedicated reps providing hands-on service—something others have largely moved away from.

On the heart failure side, our integration of heart sound monitoring, along with future impedance and optical sensors, will set us apart. That said, differentiation based on features alone isn't sustainable, as competitors tend to catch up within 12 months in such an ultra-competitive space.

Bottom line: We will have a competitive device that delivers real value to users. Our key differentiator won't just be features—it will be our commitment to supporting patients and physicians directly.

Hope this helps.

Jae B
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0

View 3 more replies

EC

Egor Chmelevskiy
2 months ago

Hi Jae!
Are you still on track on submitting to the FDA by the end of Q1?
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1 0

JB

Jaeson Bang
2 months ago

Hi Egor,

We're very close. To further strengthen our submission, we plan to conduct two additional tests. This includes a one-day validation study on 50 patients. We're currently in discussions with U.S.-based physicians and hospital systems to move this forward.

Apologies for the delay, but we believe this approach will ultimately save time in the long run.

Best,
Jae B
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0

AT

Alec Torelli
2 months ago

Hi Guys, love what you're doing. I'm wondering if you intend to innovate on the ACD market?

My understanding is those devices are quite cumbersome and need to be changed every 5-10 years. A smaller device with better battery life seems like a home run, something which can be implanted once and lasts a lifetime.

Is this on your roadmap?

Keep up the great work!
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2 0

AT

Alec Torelli
2 months ago

I made a typo, I meant AED or pacemakers.
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0

View 1 more reply

CR

Charles Russell
3 months ago

Onward and Upwards! Thanks for the updates.
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1 0

JB

Jaeson Bang
3 months ago

Thank you for your kind words Charles!!!
jae b
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0

BB

Bernard Brabant
3 months ago

Hi,
What is the estimated time after you send the files to the FDA to receive an approval ?
Is it the same way as an aproval for medecines with stage I,II and III ?
grt,
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1 0

JB

Jaeson Bang
3 months ago

Hello Bernard, Thank you for your question.
Approval timelines for 510K (class II) is usually 4-6 months.

Typically 90 days after submission, but delays may occur if the FDA requests additional information or clarifications.

We are a pure monitoring device with predicate devices. So our path is far shorter than Class III device - more invasive and focus on therapy.

Hope this helps.
Jae b
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0

TB

Theodore Beck
3 months ago

I am a retired dentist (2008) ... I understand the principle and the obvious application ... I believe as you do there is a true need for Cardia. I have continued to add to my position in this equity (3X now). I think I understand where you are in the process of development. Could you give us investors a brief idea of what you anticipate will be the course of events over the next several months as you bring Cardia to market. I just want a "snapshot" of where you believe this will go ... with full understanding that as you go forward there will be unknowns that may occur requiring perhaps additional delays in your overall plans for the future.

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JB

Jaeson Bang
3 months ago

Dr. Beck, Thank you for your continued support and confidence in us. Your ongoing investment means a great deal to us.

Snapshot of the Next Several Months:
1. We are finalizing preparations for our 510(k) submission, leveraging the data collected from our 39 implanted devices.

We are working on additional ECG Validation data to the FDA which is taking an additional 3 months.

2. Our GLP Study is moving along very nicely – this is a 90 day chronic testing in vivo. As you can imagine, this is highly regulated and scrutinized over as it should.

3. Achieving MRI safety remains a high priority. This added feature will offer a strong competitive advantage over devices with standard MRI compliance, increasing our device’s appeal to both physicians and patients.

4. THT Conference Presentation:
We have been invited to present our First-in-Man (FIM) data at the THT conference. This exposure will allow us to showcase our clinical progress to leading heart failure specialists and potential investors, further validating our solution.

5. Strategic Partnerships and Funding:
We continue engaging with strategic partners and investors to secure the funding necessary to complete regulatory milestones and support product commercialization.

Hope this helps. This will be the toughest but most productive year for us!!

Jae b

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AK

Annika Karlsson
3 months ago

What does your data look like? As someone involved in interpreting cardiac data, I've found implanted devices to be notorious for difficult reads (even for seasoned interpreters), messy signals (that sometimes defy interpretation), and false positives. More of the same doesn't inspire me, though if the problems could be addressed I can clearly see the benefits.

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JB

Jaeson Bang
3 months ago

Hi Annika,
ECG data acquisition is a proven technology with over five decades of use, and implantable devices inherently offer higher signal fidelity due to reduced noise and motion artifacts compared to wearables.

However, heart sound (or vibration) data presents unique challenges.

At Future Cardia, we've addressed these challenges by leveraging advanced signal processing techniques, including proprietary filtering and 'de-noising' algorithms, tailored specifically for the unique characteristics of implantable sensors.

What sets our approach apart is the integration of ECG and heart sound data—these modalities work in tandem, serving as references for one another. This combined methodology not only enhances the interpretability of the data but also reduces false positives and improves diagnostic accuracy.

While it's not easy, we believe it's absolutely achievable with the right blend of technology and expertise.

Our initial human data has shown promising trends, reinforcing our belief in the viability of this approach.

Hope this helps.
Jae b

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello, my name is Jae Bang, the founder and CEO of Future Cardia.

After 4 years of intensive research and development, we have built a tiny insertable cardiac monitor for heart failure using remote monitoring technology.

Thanks to the support of our investors, we have successfully implanted this revolutionary device in more 20 patients this year alone. Cumulatively over 40,000 years of invaluable cardiac data for AI analytics.

We are a team of physicians, scientists, engineers, and entrepreneurs with over 200 years of combined expertise in Implantable Cardiac Devices development and Cardiology with multiple exits and two IPOs.

Heart Failure is a chronic condition that leads to serious breathing problems. Patients with heart failure have a weakened heart muscle, whose job is to pump blood throughout the body.

As that pump begins to fail, fluid slowly accumulates in the lungs, resulting in difficulty breathing and frequent hospitalizations.

And this is a huge problem for over 6 million patients suffering from Heart Failure. Because there are limited monitoring solutions, patients are often referred to emergency rooms and subsequent hospitalizations.

Imagine the anxiety of not knowing when you are going to have a serious breathing problem. Leaving patients trapped between false alarms and true emergencies. This is a trememdous burden on both patients and our healthcare system and a staggering cost of $40 billion a year.

Wearable devices are out there; however, they suffer from low accuracy, poor compliance, and lack of data... That’s why they are not suitable for long-term monitoring.

Invasive heart procedure devices, on the other hand, are accurate. But, they are expensive, complex, and not for everyone.

Our solution is a simple under the skin, insertable cardiac monitor, equip with an acoustic senser to listen to the heart and lung sounds, ECG for Heart Rhythms, and an activity sensor for comprehensive long-term cardiac monitoring because heart sounds and ECG are key to assessing Heart Failure.

It is a 12 minute office procedure. A small incision covered with a bandaid. That's it. No follow up needed.

And this is really important for the patients. Because they don’t have to do anything.

All the data is securely sent to their phones and to the cloud-based computing for Cardiologists to remotely monitor Heart Failure.

And furthermore, we have a tremendours advantage, because we have a short 12 months regulatory process called '510K.'

In contrast to what’s out there, Future Cardia brings a full suite of solutions with A Simple Procedure, Accuracy using Multi-Sensor Remove Technology, and High Compliance, and Insurance Coverage. Very few can claim that.

We built a competitive device to take on a $5.3 billion market with only three players in the space.

In addition, we have collected millions of cardiac data points for predictive analystics to provide deep insight into cardiac health.

Our mission is to enhance long-term monitoring solution for heart failure patients and harness our cardiac data for predictive analytics. This will reduce unnecessary hospitalizations an costs and will improve the quality of life for our patients and their loved ones.

My name is Jae Bang. We are Future Cardia.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Filed in the Office of	Business Number E23670452022-4
Barbara K. Cegavske	Filing Number 20222557718
Secretary of State State Of Nevada	Filed On 8/18/2022 12:51:00 PM
	Number of Pages 3

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)

Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity Information:

Name of entity as on file with the Nevada Secretary of State:

Future Cardia, Inc.

Entity or Nevada Business Identification Number (NVID): NV20222467184

2. Restated or Amended and Restated Articles: (Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

Certificate to Accompany Restated Articles or Amended and Restated Articles

Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on:

The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

Amended and Restated Articles

* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following:

(Check only one box) incorporators board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

x Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 70.2%

Officer's Statement (foreign qualified entities only) -

Name in home state, if using a modified name in Nevada:

Jurisdiction of formation:

Changes to takes the following effect:

The entity name has been amended. Dissolution

The purpose of the entity has been amended. Merger

The authorized shares have been amended. Conversion

Other: (specify changes)

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: Time: (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: The entity name has been amended. The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) The purpose of the entity has been amended. x The authorized shares have been amended. The directors, managers or general partners have been amended. IRS tax language has been added. Articles have been added. Articles have been deleted. Other. The articles have been amended as follows: (provide article numbers, if available) See amendment to Article 8 on the attached page. (attach additional page(s) if necessary)
6. Signature: (Required)	X [signature] President Signature of Officer or Authorized Signer Title X Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

ARTICLE 8 is hereby deleted in its entirety and the following is substituted in lieu thereof:

....continued on the attached additional page.

This form must be accompanied by appropriate fees.

ARTICLE 8 is hereby deleted in its entirety and the following is substituted in lieu thereof:

Authorized Shares

The aggregate number of shares which the Corporation shall have the authority to issue is 200,000,000 shares of Common Stock, $0.00001 par value per share (the "**Common Stock**"), and 50,000,000 shares of Preferred Stock, $0.00001 par value per share (the "**Preferred Stock**").

All Common Stock of the Corporation shall be of the same class and shall have the same rights and preferences. The Corporation shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Corporation. Authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes. Fully-paid stock of the Corporation shall not be liable to any further call or assessment.

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Vcorp Services
25 Robert Pitt Dr Ste 204
Monsey, NY 10952, USA

Work Order #: W2022060300588
June 3, 2022
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 238

Charges

Description	Fee Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Articles of Incorporation-For-Profit • 50,000,000@0.0000100000 Common = $500.00 • 10,000,000@0.0000100000 Preferred = $100.00 • # Of No Par Values Shares 0 • Authorized Value $60,000.00	Fees	20222367044	6/3/2022 10:36:48 AM	InternalReview	1	$75.00	$75.00
Initial List	Fees	20222367046	6/3/2022 10:36:49 AM	InternalReview	1	$150.00	$150.00
Initial List	Business License Fee	20222367046	6/3/2022 10:36:49 AM	InternalReview	1	$500.00	$500.00
Total							$725.00

Payments

Type	Description	Payment Status	Amount
Credit Card	6542777965116095203292	Success	$725.00
Total			$725.00

Credit Balance: $0.00

Vcorp Services
25 Robert Pitt Dr Ste 204
Monsey, NY 10952, USA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Vcorp Services
25 Robert Pitt Dr Ste 204
Monsey, NY 10952, USA

Work Order #: W2022060300588
June 3, 2022
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 238

Charges

Description	Fee Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Articles of Incorporation-For-Profit • 50,000,000@0.0000100000 Common = $500.00 • 10,000,000@0.0000100000 Preferred = $100.00 • # Of No Par Values Shares 0 • Authorized Value $60,000.00	Fees	20222367044	6/3/2022 10:36:48 AM	InternalReview	1	$75.00	$75.00
Initial List	Fees	20222367046	6/3/2022 10:36:49 AM	InternalReview	1	$150.00	$150.00
Initial List	Business License Fee	20222367046	6/3/2022 10:36:49 AM	InternalReview	1	$500.00	$500.00
Total							$725.00

Payments

Type	Description	Payment Status	Amount
Credit Card	6542777965116095203292	Success	$725.00
Total			$725.00

Credit Balance: $0.00

Vcorp Services
25 Robert Pitt Dr Ste 204
Monsey, NY 10952, USA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

06/03/2022

Work Order Item Number:	W2022060300588 - 2168261
Filing Number:	20222367044
Filing Type:	Articles of Incorporation-For-Profit
Filing Date/Time:	06/03/2022 10:36:48 AM
Filing Page(s):	4

Indexed Entity Information:

Entity ID: E23670452022-4	Entity Name: Oracle Health, Inc.
Entity Status: Active	Expiration Date: None

Commercial Registered Agent
VCORP SERVICES, LLC
701 S. CARSON STREET, SUITE 200, Carson City, NV 89701, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

06/03/2022

Work Order Item Number:	W2022060300588 - 2168262
Filing Number:	20222367046
Filing Type:	Initial List
Filing Date/Time:	06/03/2022 10:36:49 AM
Filing Page(s):	2

Indexed Entity Information:

Entity ID: E23670452022-4
Entity Name: Oracle Health, Inc.
Entity Status: Active
Expiration Date: None

Commercial Registered Agent
VCORP SERVICES, LLC
701 S. CARSON STREET, SUITE 200, Carson City, NV 89701, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E23670452022-4
Barbara K. Cegavske	Filing Number 20222367044
Secretary of State State Of Nevada	Filed On 06/03/2022 10:36:48 AM
	Number of Pages 4

Formation - Profit Corporation

☑ NRS 78 - Articles of Incorporation Profit Corporation ☐ NRS 80 - Foreign Corporation ☐ NRS 89 - Articles of Incorporation Professional Corporation

☐ 78A Formation - Close Corporation

(Name of closed corporation MUST appear in the below heading)

Articles of Formation of ____________________ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGH LIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)

Oracle Health, Inc.

2. Registered Agent for Service of Process: (Check only one box)

☑ Commercial Registered Agent (name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or position with Entity (title and address below)

VCORP SERVICES, LLC
Name of Registered Agent OR Title of Office or Position with Entity

Street Address	City		Zip Code
701 S. CARSON STREET, SUITE 200	Carson City	Nevada	89701

Mailing Address (If different from street address)	City		Zip Code
		Nevada	

2a. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X VCORP Services, LLC — 06/03/2022
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity — Date

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors ☐ Yes OR ☑ No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

1) Jaeson Bang
Name

Address	City	State	Zip Code
910 Woodbridge Court	Safety Harbor	FL	34695

2) Lauren Iaslovits
Name

Address	City	State	Zip Code
910 Woodbridge Court	Safety Harbor	FL	34695

5. Jurisdiction of Incorporation: (NRS 80 only)

5a. Jurisdiction of incorporation:

5b. I declare this entity is in good standing in the jurisdiction of its incorporation. ☐

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. Yes ☐
7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	Any legal purpose
8. Authorized Shares: (Number of shares corporation is authorized to issue)	Number of common shares with Par value: 50000000.0 Par value: $ 0.0000100000 Number of preferred shares with Par value: 10000000.0 Par value: $ 0.0000100000 Number of shares with no par value: 0 If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.
9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. Name, Address and Signature of the Incorporator for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. Name: Lucy Zou Country: United States Address: 1050 Connecticut Ave, NW, Suite City: Washington State: DC Zip/Postal Code: 20036 X Lucy Zou (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

Filed in the Office of	Business Number E23670452022-4
Barbara K. Cegavske (signature)	Filing Number 20222367044
Secretary of State State Of Nevada	Filed On 06/03/2022 10:36:48 AM
	Number of Pages 4

ATTACHMENT TO ARTICLES OF INCORPORATION OF ORACLE HEALTH, INC.

The Articles of Incorporation of Oracle Health, Inc. (the "Corporation") are hereby supplemented with the following additions to Article 3-4 and additional Articles 9-13.

ARTICLE 3 - AUTHORIZED STOCK

The aggregate number of shares which the Corporation shall have the authority to issue is 50,000,000 shares of Common Stock, $0.00001 par value per share (the "Common Stock"), and 10,000,000 shares of Preferred Stock, $0.00001 par value per share (the "Preferred Stock").

All Common Stock of the Corporation shall be of the same class and shall have the same rights and preferences. The Corporation shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Corporation. Authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes. Fully-paid stock of the Corporation shall not be liable to any further call or assessment.

ARTICLE 9 - AMENDMENT OF BYLAWS

The Board of Directors of the Corporation shall have the power to make, alter, amend or repeal the Bylaws of the Corporation, except to the extent that the Bylaws otherwise provide.

ARTICLE 10 - INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the Nevada Revised Statutes as such statutes may be amended from time to time.

ARTICLE 11 - LIABILITY OF DIRECTORS AND OFFICERS

No director or officer shall be personally liable to the Corporation or any of its stockholders for damages for any breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article 11 by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE 12 - ACQUISITION OF CONTROLLING INTEREST

The Corporation elects not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 12 shall apply to or have any effect on any transaction involving acquisition of control by any person occurring prior to such amendment or repeal.

ARTICLE 13 - COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation elects not to be governed by the terms and provisions of Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 13 shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Initial List and State Business License Application

Initial List Of Officers, Managers, Members, General Partners, Managing Partners, or Trustees:

Oracle Health, Inc.

NAME OF ENTITY

TYPE OR PRINT ONLY - USE DARK INK ONLY - DO NOT HIGHLIGHT

IMPORTANT: Read instructions before completing and returning this form.

Please indicate the entity type (check only one):

- [x] Corporation
  - [ ] This corporation is publicly traded, the Central Index Key number is:

Filed in the Office of	Business Number E23670452022-4
Barbara K. Cegavske	Filing Number 20222367046
Secretary of State State Of Nevada	Filed On 06/03/2022 10:36:49 AM
	Number of Pages 2

- [ ] Nonprofit Corporation (see nonprofit sections below)
- [ ] Limited-Liability Company
- [ ] Limited Partnership
- [ ] Limited-Liability Partnership
- [ ] Limited-Liability Limited Partnership (if formed at the same time as the Limited Partnership)
- [ ] Business Trust

Additional Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers, may be listed on a supplemental page.

CHECK ONLY IF APPLICABLE

Pursuant to NRS Chapter 76, this entity is exempt from the business license fee.

- [ ] 001 - Governmental Entity
- [ ] 006 - NRS 680B.020 Insurance Co, provide license or certificate of authority number

For nonprofit entities formed under NRS chapter 80: entities without 501(c) nonprofit designation are required to maintain a state business license, the fee is $200.00. Those claiming and exemption under 501(c) designation must indicate by checking box below.

- [ ] Pursuant to NRS Chapter 76, this entity is a 501(c) nonprofit entity and is exempt from the business license fee. Exemption Code 002

For nonprofit entities formed under NRS Chapter 81: entities which are Unit-owners' association or Religious, Charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C $ 501(c) are excluded from the requirement to obtain a state business license. Please indicate below if this entity falls under one of these categories by marking the appropriate box. If the entity does not fall under either of these categories please submit $200.00 for the state business license.

- [ ] Unit-owners' Association
- [ ] Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. $501(c)

For nonprofit entities formed under NRS Chapter 82 and 80: Charitable Solicitation Information - check applicable box

Does the Organization intend to solicit charitable or tax deductible contributions?

- [ ] No - no additional form is required
- [ ] Yes - the *Charitable Solicitation Registration Statement* is required.
- [ ] The Organization claims exemption pursuant to NRS 82A 210 - the *Exemption From Charitable Solicitation Registration Statement* is required

Failure to include the required statement form will result in rejection of the filing and could result in late fees.

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Initial List and State Business License Application - Continued

Officers, Managers, Members, General Partners, Managing Partners or Trustees:

CORPORATION, INDICATE THE CEO:

Name	Country
Jaeson Bang	USA

Address	City	State	Zip/Postal Code
910 Woodbridge Court	Safety Harbor	FL	34695

CORPORATION, INDICATE THE SECRETARY:

Name	Country
Jaeson Bang	USA

Address	City	State	Zip/Postal Code
910 Woodbridge Court	Safety Harbor	FL	34695

CORPORATION, INDICATE THE TREASURER:

Name	Country
Jaeson Bang	USA

Address	City	State	Zip/Postal Code
910 Woodbridge Court	Safety Harbor	FL	34695

CORPORATION, INDICATE THE DIRECTOR:

Name	Country
Jaeson Bang	USA

Address	City	State	Zip/Postal Code
910 Woodbridge Court	Safety Harbor	FL	34695

None of the officers and directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the office of the Secretary of State.

X Jaeson Bang

Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, Member, Owner of Business, Partner or Authorized Signer FORM WILL BE RETURNED IF UNSIGNED

Title	Date
Officer	06/03/2022

SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that Oracle Health, Inc. did, on 06/03/2022, file in this office the original Articles of Incorporation-For-Profit that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 06/03/2022.

BARBARA K. CEGAVSKE
Secretary of State

Certificate
Number: B202206032718529
You may verify this certificate online at http://www.nvsos.gov

SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

Oracle Health, Inc.

Nevada Business Identification # NV20222467184

Expiration Date: 06/30/2023

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.

License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 06/03/2022.

BARBARA K. CEGAVSKE
Secretary of State

Certificate Number: B202206032718531

You may verify this certificate online at http://www.nvsos.gov